QUARTERLY UPDATE

INVESTING WHERE IT MATTERS



LANB recently purchased Albuquerque office building at 7445 Pan American Freeway, NE. (Digitally rendered signage. Permanent signage will be installed later this year.)



Chief Wealth Strategies and Fiduciary Officer, Bill Zaleski.



LANB is in the process of upgrading our core bank operating system. Look forward to the launch of our upgraded system on July 18, 2016.

Dear Fellow Shareholders,

I am writing to discuss a number of exciting developments currently underway. By focusing on risk management and technology, we are building an internal infrastructure to be both reliable and compliant. Our strategic efforts are focused on creating stronger relationships with our customers and clients, and enhancing the confidence in our products and services throughout all of the markets we serve.

We are actively working on implementing the new core bank operating system that will launch in July of this year. The new system will expand our online and mobile banking capabilities and will enhance our customer service. We will launch the technology in two phases: phase one will introduce customers to an improved online banking portal that offers bill pay and transfer functions; phase two will introduce a mobile banking service that will be available in late 2016. Our team is working tirelessly to ensure a smooth transition, and we are confident that our customers will appreciate the increased security and expanded online banking capabilities.

Improved systems will help us manage our growth, particularly in Albuquerque, a market in which we are positioned to expand significantly. I am pleased to announce that we recently purchased a highly visible office building located at 7445 Pan American Freeway, NE. The 26,000 square foot building will become Los Alamos National Bank's new financial center in Albuquerque and will offer a modern venue for our banking products and services. We are excited about this investment. This move will position us to better serve the residents and the commercial businesses in the area.

As we broaden our footprint, we are increasing our emphasis on providing superior service in the area of wealth management. Bill Zaleski has joined our team as Chief Wealth Strategies and Fiduciary Officer. Bill will spearhead the development of our Wealth Strategies division, focusing on Private Client Services and Trust and Investment Services. His rich leadership, fiduciary and wealth management experience are truly an asset to the company.

Our goal is to create a business operation that focuses on customer service and is equipped to manage risk. Risk management is an integral part of what we do as a financial institution. We have taken numerous steps to strengthen our risk management culture, including hiring Chief Risk Officer, Joe Martony. Joe brings over twenty-eight years of diversified risk management expertise to the Bank. His proven understanding of risk appetite has already helped us implement a clear risk management strategy that encourages a culture of accountability.

Shareholders now have access to account information 24/7 through our new transfer agent, Continental Stock Transfer & Trust Company. Shareholders can still reach us at LANB by calling (505) 662-1099. Trinity Capital Corporation has discontinued issuing physical stock certificates and has converted all physical certificates to electronic entries, resulting in shares being recorded in the official books and records. This should eliminate concern over misplaced stock certificates and streamline access to accurate account information. As always, we are happy to respond to any questions regarding this change.

Participation in local events that focus on building strong communities

remains important to us. Recently, we were a contributing sponsor to the Rotary Club of Los Alamos event, Crab Fest 2016. The crab and prawn dinner was a success, and the silent and live auctions, along with sponsor contributions raised over $25,000 for community projects.

Los Alamos National Bank was the title sponsor of the popular Albuquerque Business First, Book of Lists event. Over 300 businesses in Albuquerque gathered to celebrate economic development in the Duke City.

In Santa Fe, we were proud to support the Sweetheart Auction, benefiting the Cancer Foundation for New Mexico, an organization committed to providing access to treatment for every resident of northern New Mexico afflicted with cancer.

We recently filed our 2014 financial statements and are working diligently on our 2015 financial statements. Thank you for your patience.

As we move forward in strengthening and refining our business, I would like to thank you, our shareholders, for your confidence and support. As always, I welcome your feedback.

Sincerely,

John S. Gulas
President and Chief Executive Officer
Los Alamos National Bank